                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                      ______________________

                           SCHEDULE 13D
                         Amendment No. __

            Under the Securities Exchange Act of 1934



                    Frisch's Restaurants, Inc.
     _______________________________________________________
                         (Name of Issuer)



               Common Stock, No par value per share
     _______________________________________________________
                  (Title of Class of Securities)


                             35874810
     _______________________________________________________
                          (CUSIP Number)


                      Gary P. Kreider, Esq.
                   Keating, Muething & Klekamp
                One East Fourth Street, 18th Floor
                      Cincinnati, Ohio 45202
                          (513) 579-6411
     _______________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          July 17, 1996
     _______________________________________________________
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with this statement [X].

CUSIP NO. 35874810                13D       Page 2 of 8 Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Mr. Jerry L. Ruyan -- ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]

                                                        (b) [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                           [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

                 7  SOLE VOTING POWER

   NUMBER OF              -0-
     SHARES
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH                        374,200
   REPORTING
  PERSON WITH               9  SOLE DISPOSITIVE POWER

                                  279,100

                10  SHARED DISPOSITIVE POWER

                           -0-
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              374,200

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.4%

 14  TYPE OF REPORTING PERSON*
        IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 35874810        13D        Page 3 of 8 Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Barry S. Nussbaum -- ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]

                                                        (b) [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                           [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

                 7  SOLE VOTING POWER

   NUMBER OF              -0-
    SHARES
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH                 374,200
    REPORTING
  PERSON WITH    9  SOLE DISPOSITIVE POWER


                           95,100

                10  SHARED DISPOSITIVE POWER

                           -0-
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             374,200

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.4%


 14  TYPE OF REPORTING PERSON*
        IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
                  ___________________

             This Schedule 13D relates to the common stock, no par value per share, $1.00 stated value per share (the "Common Stock"), of Frisch's Restaurants, Inc. (the "Frisch's"), an Ohio Corporation. Frisch's principal executive offices are located at 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.           Identity and Background.
                  _______________________

                  Jerry L. Ruyan
                  ______________

                  (a)  Jerry L. Ruyan

                  (b)  8730 Red Fox Lane, Cincinnati, Ohio 45243

                  (c)  Mr. Ruyan is primarily engaged in the
                       business of investing.  He conducts his
                       investment activities from the address
                       listed in (b) above.

                  (d) Mr. Ruyan, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Ruyan, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Ruyan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  United States citizen.

                  Barry S. Nussbaum
                  _________________

                  (a)  Barry S. Nussbaum.

                  (b)  Barry Nussbaum Company, 2775 Via De La
                       Valle, Suite 205, Del Mar, California
                       92014

                  (c) Mr. Nussbaum is primarily engaged in the business of investing. He conducts his investment activities from the address listed in (b) above.

                  (d)  Mr. Nussbaum, during the last five (5)
                       years, has not been convicted in a
                       criminal proceeding (excluding traffic
                       violations or similar misdemeanors).

                  (e)  Mr. Nussbaum, during the last five (5)
                       years, has not been a party to a civil
                       proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Nussbaum being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  United States citizen.

             Messrs. Nussbaum and Ruyan are also doing business under the name of Wolverine Partners for purposes of their holdings in Frisch's.

Item 3.           Source and Amount of Funds.
                  __________________________

             Messrs. Ruyan and Nussbaum have utilized their personal funds in connection with acquisitions to date of the Common Stock.

Item 4.           Purpose of Transaction.
                  ______________________

             Messrs. Ruyan and Nussbaum have acquired their present positions in the Common Stock as an investment which they believe is capable of increasing in value through improved management of Frisch's business.

             Towards that end, they have proposed a resolution for management's Proxy Statement for the 1996 Annual Meeting of Shareholders, which is expected to be held in October, to require that the Board of Directors be composed of a majority of directors independent of management. By letter from counsel for Messrs. Ruyan and Nussbaum dated May 24, 1996, they also proposed that Frisch's present management take steps to eliminate the classification of directors, to set the number of directors to be elected and to provide that all directors be elected annually for one-year terms. In addition, they stated their intention to nominate themselves or other qualified outside individuals with significant business experience as directors at the 1996 Annual Meeting of Shareholders.

             In addition to structural changes, Mr. Nussbaum or Ruyan are considering changes in Frisch's business designed to enhance shareholder value. These proposals include the disposition of assets that they do not consider consistent with Frisch's core restaurant business such as certain real estate investments, including one property that has been operated as a horse farm and two Cincinnati hotel properties. They have also proposed a computerized ordering and sales and marketing system, a public announcement of Frisch's intention to sell its interest in the Cincinnati Reds and a number of other proposals designed to result in the production of significant income to Frisch's. These proposals are all designed to further Messrs. Nussbaum's and Ruyan's goal of enhancing shareholder value.

             These proposals were also made directly to Craig
Maier, President and Chief Executive Officer, and Louis J.
Ullman, Chief Financial Officer, at a meeting arranged by Messrs.
Nussbaum and Ruyan at Frisch's offices on June 7, 1996.

             Messrs. Nussbaum and Ruyan have received negative responses from current management to all of their proposals for structural and business changes to Frisch's.

             Messrs. Nussbaum and Ruyan intend to meet with Frisch's non-management directors.

             Messrs. Nussbaum and Ruyan may solicit proxies in order to accomplish any or all of their objectives. They may also acquire additional Common Stock of Frisch's.

             By letter dated July 9, 1996, Mr. Ruyan made a formal demand for a shareholder list pursuant to Ohio Revised Code Section 1701.37(C) in order to enable him to make copies or extracts thereof for the purpose of obtaining the names, addresses and holdings of other shareholders with whom he may desire to communicate regarding the affairs of Frisch's. Ohio Revised Code Section 1701.37(C) provides, in pertinent part, that "any shareholder of the corporation, upon written demand stating the specific purpose thereof, shall have the right to examine in person or by agent or attorney at any reasonable time and for any reasonable and proper purpose the ... records of shareholders ... and to make any copies or extracts thereof." No response has been received with respect to this demand, and, if a favorable response is not received in the near future, Mr. Ruyan intends to commence litigation under Ohio Revised Code Section 1701.37(C) to enforce his rights under Ohio law to obtain the records of shareholders.

             Messrs. Nussbaum and Ruyan may acquire additional
Common Stock and consider proposals in addition to those delineated above designed to enhance shareholder value.

Item 5.           Interest in Securities of Issuer.
                  ________________________________

                  I.   Jerry L. Ruyan
                       ______________

                  (a)  See page 2, nos. 11 and 13.
                  (b)  See page 2, nos. 7-10.
                  (c)  All of the following trades were made
                       through market transactions in the last 60 days:

                            Purchase     Number     Price
                  Date      or Sale     of Shares  Per Share
      	          _______   ________     _________   _________

                  5/29/96   Purchase    52,200       $10.94
                  6/3/96    Purchase       900       $11.50
                  6/4/96    Purchase     1,900       $11.50
                  6/5/96    Purchase     7,200       $11.50
                  6/7/96    Purchase     5,000       $11.50
                  7/2/96    Purchase    10,000       $11.50
                  7/10/96   Purchase    10,000       $11.25
                  7/16/96   Purchase    12,600       $11.75
                  7/17/96   Purchase    12,400       $12.19
                  7/17/96   Purchase     5,000       $13.71
                  7/17/96   Purchase     1,700       $12.25
                  7/22/96   Purchase       600       $13.88
                  7/22/96   Purchase     6,100       $14.00

                  (d)  None.
                  (e)  Not Applicable.

                  II.  Barry S. Nussbaum
                       _________________

                  (a)  See page 3, nos. 11 and 13.
                  (b)  See page 3, nos. 7-10.
                  (c)  All of the following trades were made
                       through market transactions in the last 60 days:

                            Purchase   Number      Price
                  Date      or Sale   of Shares   Per Share
                 ________   ________  _________   _________

                  5/31/96   Purchase    10,000       $11.50
                  7/19/96   Purchase       100       $13.88
                  7/19/96   Purchase     5,000       $13.80

                  (d)  None.
                  (e)  Not Applicable.

                  III. Messrs. Ruyan and Nussbaum
                       __________________________

'                 (a)  374,200 shares or 5.4%
                  (b)  See pages 2 and 3, nos. 7-10
                  (c)  See (I)(c) and (II)(c) above.
                  (d)  None.
                  (e)  Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with respect to Securities of the
                  Issuer.
                  _______________________________________________

             Messrs. Ruyan and Nussbaum have agreed to act in concert with respect to their objectives as to Frisch's.

Item 7.           Material to be filed as Exhibits.
                  ________________________________

                  1. Powers of Attorney executed in connection with filings under the Securities Exchange
                       Act of 1934

                  2.   Agreement required pursuant to Regulation
                       Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934.

Dated:  July 23, 1996                 *
                                      ___________________________
                                      Jerry L. Ruyan



                                      *
                                      ___________________________
                                      Barry S. Nussbaum



                                       *By: Gary P. Kreider
                                           ______________________
                                           Gary P. Kreider
                                           Attorney-in-Fact

                            EXHIBIT 1

                        POWER OF ATTORNEY


             I, JERRY L. RUYAN, hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to
Section 13(d) of the Securities and Exchange Act of 1934.

             IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of July, 1996.




                                 Jerry L. Ruyan
                                 ________________________________
                                 JERRY L. RUYAN

                            EXHIBIT 1

                        POWER OF ATTORNEY


             I, BARRY S. NUSSBAUM, do hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to
Section 13(d) of the Securities and Exchange Act of 1934.

             IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of July, 1996.




                                 Barry S. Nussbaum
                                 ________________________________
                                 BARRY S. NUSSBAUM

                            EXHIBIT 2

                            AGREEMENT

             This Agreement ("Agreement") executed this 23rd day of July, 1996 is by and among MR. BARRY S. NUSSBAUM and MR. JERRY
L. RUYAN.

             WHEREAS, as of the date of this Agreement, the Shareholders own approximately 5.6% of the common stock, no par value per share, stated value $1.00 per share (the "Common Stock"), of Frisch's Restaurants, Inc., an Ohio corporation;

             WHEREAS, the Shareholders may be deemed to be the beneficial owners of the Common Stock pursuant to Regulation
Section 240.13d-3 promulgated under the Securities Exchange Act of 1934;

             WHEREAS, the Shareholders from time to time must file statements pursuant to certain sections of the Securities
Exchange Act of 1934 concerning their ownership of Common Stock.

             NOW, THEREFORE, BE IT RESOLVED that the Shareholders do hereby agree to file jointly with the Securities Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of the Shareholders pursuant to Section 13(d) of the Securities Exchange Act of 1934.



                            Barry S. Nussbaum
                            _____________________________________
                            Barry S. Nussbaum



                            Jerry L. Ruyan
                            _____________________________________
                            Jerry L. Ruyan